groundswell

Money On Mission



mission

sustainably fund organizations
doing good

In 2016 interchange fees from debit and credit cards generated over **$60 billion** in profit for financial institutions.

Over **1.5 million*** Nonprofits in the United States are chronically underfunded.

*National Center for Charitable Statistics

who we are

A **social purpose** corp sustainably funding organizations making the world a better place.


JAMES ALLISON
groundswell
KRISTEN BROWN
groundswell
Doing Money Better
DEBIT
VISA


Money On Mission
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how it works



$100
$3
Program
13.7%
$0.41
Partner
30%
$0.90
Bank
25%
$0.75
$0.90
$0.04
VISA
1.3%
GroundSwell
30%

*online transaction

rescued money


Big Banks
Sponsor Bank
Partner + GroundSwell

transaction fee distribution

an example

Compassion International

800,000 Sponsors

Metrics

3% Adoption rate

year 1
25k users
$932k

24,000
Kids Sponsored

year 2
44k users
$1.64mm

42,000
Kids Sponsored

year 3
64k users
$2.4mm

61,000
Kids Sponsored

where we are

BIN secured + **LOIs** signed + **team** assembled

the **right investors** → **Go To** market

service providers

Metropolitan Commercial
Sponsor Bank

ArrowEye
Card Manufacturing

Tyfone
Security

SightSpan
Compliance

i2c Inc
Payment Processing

Lexis Nexis
Risk Management

groundswell

Money On Mission